Exhibit 99.1

NMG and Panasonic Energy Announce Binding Offtake Agreement and US$25 Million Private Placement to Secure the Supply of Active Anode Material for North American Battery Production

+ Panasonic Energy signs multiyear binding Offtake Agreement for 18,000 tonnes per annum of active anode material of NMG’s planned Phase-2 integrated production, from ore to battery materials.

+ Offtake Agreement is complemented by US$25 million Tranche 1 Investment in NMG from Panasonic to support advancement of NMG’s Phase-2 operations in line with specifications refined during qualification process.

+ Panasonic intends to further finance together with potential co-investors an amount valued at about US$150 million, subject to a maximum ownership threshold agreed between the relevant parties, as part of construction funding for NMG’s Phase-2 facilities, following a positive final investment decision.

+ Tranche 1 Investment and Offtake Agreement support NMG’s execution plan for its Phase-2 Matawinie Mine and Bécancour Battery Material Plant enabling the establishment of a local, carbon-neutral, reliable, sizeable, and ESG-driven source of natural graphite.

+ Announcement coincides with parallel supply and investment agreement with General Motors, also covering a significant portion of NMG’s planned Phase-2 production.

+ Respective offtake agreements and investments mark a significant milestone toward future funding of anchor customers of up to US$275 million, subject to certain conditions.

+ Shareholders, analysts, and media are invited to attend an Investor Briefing today at 10:30 a.m. ET hosted by NMG’s Management Team via webcast.

MONTRÉAL--(BUSINESS WIRE)--February 15, 2024--Nouveau Monde Graphite Inc. (“NMG“ or the “Company”) (NYSE: NMG, TSX.V: NOU) and Panasonic Energy Co., Ltd. (“Panasonic Energy”), a wholly owned subsidiary of Panasonic Holdings Corporation (“Panasonic”) (TYO: 6752), have entered into a binding offtake agreement (the “Offtake Agreement”) pursuant to which NMG will supply 18,000 tonnes per annum (“tpa”) of its planned Phase-2 active anode material production to Panasonic Energy for an initial period of seven years. In addition to the Offtake Agreement, NMG and Panasonic also entered into a subscription agreement (the “Subscription Agreement”) for Panasonic to make an initial US$25-million equity investment in NMG (the “Tranche 1 Investment”) to support the advancement of NMG’s Phase-2 operations – the Matawinie Mine and the Bécancour Battery Material Plant – in line with Panasonic Energy’s specifications refined during the qualification process and technical collaboration.

Arne H Frandsen, Chair of NMG, declared: “We have found in Panasonic Energy more than a long-term tier-1 customer, we have found a true partner who shares our vision for a decarbonized future and a striving North American integrated battery industry. This galvanizing offtake agreement, topped with a substantial investment strategy, is set to propel NMG through the last few steps before a final investment decision (“FID”). On behalf of the Board of Directors, I congratulate NMG’s team on the dedication, quality of work, technological optimization, and growth-oriented commercial mindset they have brought to this engagement process. The result is a successful partnership for years to come!”

Kazuo Tadanobu, President and CEO of Panasonic Energy, stated: “We are thrilled about Panasonic Energy’s strategic investment in NMG and the long-term offtake agreement, marking a significant milestone in our medium-to-long-term management goals aimed at strengthening the North American supply chain for EV batteries. This initiative aligns with our vision for sustainability, prioritizing locally sourced materials and leveraging NMG’s impressive vertically integrated supply chain. The bilateral partnership between Japan and Canada adds another layer of significance to our investment, and Panasonic Energy takes pride in contributing to the deepening ties and shared goals in advancing battery supply chains together with NMG.”

Eric Desaulniers, Founder, President, and CEO of NMG, reacted: “Youkoso–歓迎! We welcome Panasonic Energy as a shareholder in NMG and are excited to partner with them to supply carbon-neutral natural graphite extracted and transformed with the highest ESG standards of the industry. Today marks a momentous milestone for NMG, highlighting the progress made towards our Phase 2 and the Company’s sound business plan of becoming North America’s largest fully integrated active anode material producer to serve the booming Western battery and electric vehicles (“EV”) market.”

With a confirmed multiyear sales commitment from Panasonic Energy supplemented with the Tranche 1 Investment, and with the parallel General Motors Co. (“GM”) transaction, NMG has the means and technical parameters in hand to advance engineering of the Company’s Phase-2 Bécancour Battery Material Plant. The Offtake Agreement and the parallel GM transaction also provide greater bankability visibility to NMG’s potential lenders, strategic investors, and governments as part of the project financing linked to a positive FID decision for the Company’s integrated Phase-2 Matawinie Mine and Bécancour Battery Material Plan. Lenders' input was provided throughout discussions with Panasonic Energy to facilitate successful financing at FID.

Offtake Agreement

The binding Offtake Agreement covers the supply of a committed annual volume of 18,000 tonnes of active anode material by NMG to Panasonic Energy for an initial seven-year term from the commencement of the Company’s Phase-2 production. The sales price will be based on an agreed upon price formula linked to future prevailing market prices as well as a pricing mechanism to satisfy project financing ratios and ensure stable procurement for Panasonic Energy. The Offtake Agreement is subject to conditions precedent which are standard for a project of this nature, including among others, the successful start of commercial operation and final product qualification. The Offtake Agreement contains standard termination rights for an agreement of this nature.

Through this Offtake Agreement, Panasonic Energy is set to leverage NMG’s fully integrated North American production, carbon neutrality profile, and proactive ESG practices for the establishment of a reliable, local, and responsible battery manufacturing value chain. The Company’s active anode material complies with the U.S. Government’s Inflation Reduction Act battery material sourcing requirements for EV subsidies.

Strategic Investment & Investor Rights Agreement

In connection with the Tranche 1 Investment, Panasonic has agreed to subscribe for 12,500,000 common shares in the capital of NMG (the “Common Shares”) and 12,500,000 common share purchase warrants (the “Warrants”) for aggregate proceeds of US$25 million. Such Warrants are generally exercisable in connection with the Tranche 2 Investment at FID in accordance with their terms. Each Warrant will entitle the holder thereof to acquire one Common Share (a “Warrant Share”) at a price per Warrant Share equal to the lower of (i) the amount in US$2.38 per Common Share and (ii) the amount in US Dollars per Common Share equal to the closing price of the Common Shares on the trading day immediately following the date on which the Tranche 1 Investment is announced. The exercise of the Warrants is subject to certain ownership limitations.

NMG will use the net proceeds from the Tranche 1 Investment for the development of the Phase-2 Matawinie Mine and Bécancour Battery Material Plant.

NMG will also enter into an investor rights agreement (the “Investor Rights Agreement”) and registration rights agreement (the “Registration Rights Agreement”) with Panasonic at the closing of the Tranche 1 Investment. Pursuant to the Investor Rights Agreement, the Panasonic securities will be subject to a “lock-up” for a period of 18 months from the date of their investment. The Investor Rights Agreement also provides Panasonic with certain rights relating to its investment in NMG, including certain board nomination and anti-dilution rights. Copies of the Subscription Agreement, the Offtake Agreement, the Investor Rights Agreement and the Registration Rights Agreement will be available on the Company’s page on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, and the summary of the such agreements contained herein is qualified in its entirety by the reference to such documents.

In addition, Panasonic will be subject to a standstill limitation whereby it will not be able to increase their holdings beyond 20% of the issued and outstanding NMG Common Shares for a period of three years.

NMG’s Active Anode Material

Thanks to active technical engagement between the parties, active anode material produced at NMG’s Phase-1 facilities has been tested, enhanced, and integrated within Panasonic Energy’s battery prototype production line. Detailed engineering for NMG’s Phase-2 facilities leverages this live technological data as well as Panasonic Energy’s distinct specifications and quality standards.

NMG’s active anode material has demonstrated industry-leading environmental footprint in an ISO-compliant life cycle assessment thanks to the Company’s planned all-electric operations powered by renewable energy combined with clean processing technologies. NMG has also been identified as “Industry Leading” in Benchmark Mineral Intelligence’s natural graphite sustainability index, the only producer to have been qualified in the category following a comprehensive examination of ESG practices, transparency, and engagement.

Decarbonization efforts, trade regulations, and recent geopolitical developments reaffirm the importance of establishing of a local, resilient, and ESG-compliant supply chain of graphite to support battery and EV production. NMG is targeted to become the largest natural graphite producer in North America, fully integrated from ore to active anode material, and with demonstrated sustainability performance.

Complementary Information

NMG has also announced having agreed to enter a multiyear offtake agreement and a private placement with General Motors Co. (NYSE: GM). Other strategic investors have also concurrently committed to an investment of US$37.5 million in NMG via a private placement. Additional information regarding such transactions is available on the is available on the Company’s website, SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Shareholders, analysts, and members of the media are invited to attend a webcast Investor Briefing this morning, Thursday, February 15, 2024, at 10:30 a.m. ET. Hosted by President and CEO Eric Desaulniers with the participation of NMG’s Management Team, the briefing will entail a technical presentation followed by a question-and-answer session. Registration should be completed prior to the start of the briefing at: https://us06web.zoom.us/webinar/register/WN_VmhZvajOQJ2yICWrk9ySzQ.

A brief interview with Eric Desaulniers on this announcement is also available for viewing here: https://youtu.be/kRkK3pPbqn4. Members of the media may download high-resolution files at https://we.tl/t-t9Nwt9RiQR and make additional interview or information requests to Julie Paquet, Vice President, Communications & ESG Strategy at NMG.

Completion of the Tranche 1 Investment remains subject to customary regulatory approvals, including approval of the TSX Venture Exchange and NYSE, and other customary closing conditions. Copies of the Subscription Agreement, the Offtake Agreement, the Investor Rights Agreement and the Registration Rights Agreement will be available on the Company’s page on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

About Nouveau Monde Graphite

Nouveau Monde Graphite is striving to become a key contributor to the sustainable energy revolution. The Company is working towards developing a fully integrated source of carbon-neutral battery anode material in Québec, Canada, for the growing lithium-ion and fuel cell markets. With enviable ESG standards, NMG aspires to become a strategic supplier to the world’s leading battery and automobile manufacturers, providing high-performing and reliable advanced materials while promoting sustainability and supply chain traceability. www.NMG.com

About Panasonic Energy

Panasonic Energy established in April 2022 as part of the Panasonic Group's switch to an operating company system, provides innovative battery technology-based products and solutions globally. Through its automotive lithium-ion batteries, storage battery systems and dry batteries, the company brings safe, reliable, and convenient power to a broad range of business areas, from mobility and social infrastructure to medical and consumer products. Panasonic Energy is committed to contributing to a society that realizes happiness and environmental sustainability, and through its business activities the company aims to address societal issues while taking the lead on environmental initiatives. For more details, please visit www.Panasonic.com/global/energy

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Cautionary Note

All statements, other than statements of historical fact, contained in this press release including, but not limited to those describing the closing of the Tranche 1 Investment, a positive final investment decision and closing of project financing, the closing of the potential total equity investments of US$275 million from General Motors Co. and Panasonic Holdings and its co-investors, the intended Tranche 2 investment by Panasonic and its co-investors, the Company’s projection of becoming North America’s largest fully integrated active anode material producer, the anticipated benefits of the transactions described herein, the satisfaction of the conditions to closing the transactions and the timing thereof, receipt of any regulatory approvals in respect of the transaction, the intended use of proceeds from the transaction, anticipated benefits to Panasonic in connection with the transaction, the Company’s relationship with its stakeholders, including First Nations and communities, the positive impact of the foregoing on project economics and shareholder value, the realization of the condition precedents of the Supply Agreement and its entry into force, the intended supply of active anode material to Panasonic Energy, the Company’s planned all-electric operations, fulfillment of the closing conditions and completion of the Tranche 1 Investment, the intended production of eco-friendly advanced materials, trends in legislation, consumer preferences, industry standards and markets, the intended results of the initiatives described in this press release, and those statements which are discussed under the “About Nouveau Monde” paragraph and elsewhere in the press release which essentially describe the Company’s outlook and objectives, constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of Canadian and United States securities laws, and are based on expectations, estimates and projections as of the time of this press release. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect. Moreover, these forward-looking statements were based upon various underlying factors and assumptions, including the current technological trends, the business relationship between the Company and its stakeholders, the ability to operate in a safe and effective manner, the timely delivery and installation at estimated prices of the equipment supporting the production, assumed sale prices for graphite concentrate, the accuracy of any Mineral Resource estimates, future currency exchange rates and interest rates, political and regulatory stability, prices of commodity and production costs, the receipt of governmental, regulatory and third party approvals, licenses and permits on favorable terms, sustained labor stability, stability in financial and capital markets, availability of equipment and critical supplies, spare parts and consumables, the various tax assumptions, CAPEX and OPEX estimates, all economic and operational projections relating to the project, local infrastructures, the Company’s business prospects and opportunities and estimates of the operational performance of the equipment, and are not guarantees of future performance.

Forward-looking statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, those risks, delays in the scheduled delivery times of the equipment, the ability of the Company to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability of financing or financing on favorable terms for the Company, the dependence on commodity prices, the impact of inflation on costs, the risks of obtaining the necessary permits, the operating performance of the Company’s assets and businesses, competitive factors in the graphite mining and production industry, changes in laws and regulations affecting the Company’s businesses, political and social acceptability risk, environmental regulation risk, currency and exchange rate risk, technological developments, the impacts of the global COVID-19 pandemic and the governments’ responses thereto, and general economic conditions, as well as earnings, capital expenditure, cash flow and capital structure risks and general business risks. A further description of risks and uncertainties can be found in NMG’s Annual Information Form dated March 23, 2023, including in the section thereof captioned “Risk Factors”, which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Unpredictable or unknown factors not discussed in this Cautionary Note could also have material adverse effects on forward-looking statements.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

The market and industry data contained in this press release is based upon information from independent industry publications, market research, analyst reports and surveys and other publicly available sources. Although the Company believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data-gathering process and other limitations and uncertainties inherent in any survey. The Company has not independently verified any of the data from third-party sources referred to in this press release and accordingly, the accuracy and completeness of such data is not guaranteed.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Further information regarding the Company is available on SEDAR+ (www.sedarplus.ca), and for United States readers on EDGAR (www.sec.gov), and on the Company’s website at: www.NMG.com

Contacts

MEDIA
Julie Paquet
VP Communications & ESG Strategy
+1-450-757-8905 #140
jpaquet@nmg.com

INVESTORS
Marc Jasmin
Director, Investor Relations
+1-450-757-8905 #993
mjasmin@nmg.com